Exhibit 8
List of Subsidiaries of Metal Storm Limited

Name of Subsidiary	Percentage Owned	Jurisdiction of Formation
Metal Storm Inc.	100%(a)	Delaware
Metal Storm U.S.A. Limited	100%(b)	Delaware
ProCam Machine LLC	100%(c)	Washington
DigiGun LLC	100%(d)	Delaware

(a)	Metal Storm Limited directly owns 49% of Metal Storm Inc. and officers of Metal Storm Limited who are U.S. citizens own the remaining 51% of the company through a trust.

(b)	Metal Storm Limited directly owns 100% of Metal Storm U.S.A. Limited. Metal Storm U.S.A. Limited was incorporated in Delaware on March 31, 2004.

(c)	Metal Storm Limited directly owns 100% of ProCam Machine LLC. Metal Storm Limited sold the assets and liabilities of ProCam to Monroe Machine Products, Inc. on June 1, 2005.

(d)	Metal Storm Limited directly owns 100% of DigiGun LLC, which was formed in Delaware on May 6, 2004.